Titan America Welcomes Jason Morin as New President of Florida Business Unit Jason Morin succeeds Randy Dunlap who will remain with Titan America as Executive Director, Growth & Strategy Norfolk, Va., April 21, 2025 – Titan America SA (“Titan America”) (NYSE: TTAM), a leading vertically-integrated producer of cement and building materials with operations along the U.S. East Coast, is pleased to announce that Jason Morin is joining Titan America as President, Florida Business Unit, succeeding Randy Dunlap, who has served in the role since 2014 and will continue with Titan America as Executive Director, Growth & Strategy. Jason and Randy will both serve on Titan America’s Executive Committee. Jason will be based in Deerfield Beach, Florida and report directly to President & CEO Bill Zarkalis. We expect that Jason will lead the Florida Business Unit of Titan America into a new chapter of topline growth, margin expansion, and value creation while strengthening ongoing relationships with customers, suppliers, and communities where Titan America operates. The Florida Business Unit includes the Pennsuco cement plant and adjacent aggregate plant, both the largest of their kind in Florida, as well as 40 ready-mix plants, three quarries, eight concrete block plants, two fly ash plants, along with rail and marine import terminals. Jason Morin brings a wealth of industry experience and expertise to Titan America’s leadership team. After service as an officer in the US Army, he began his commercial career at General Electric working in multiple strategic sourcing and operations leadership roles. He entered the heavy materials industry in 2001 with Holcim, serving as Production Manager, Plant Manager, VP of Environmental & Government Affairs, and VP of Manufacturing. In 2015, Jason joined Summit Materials’ Continental Cement division, helping to integrate a major acquisition with executive leadership positions in operations and sales. In 2019, Jason was appointed CEO of Black Mountain Sand, where he served until 2023. Most recently, Jason founded Rearden Advisors, providing industrial clients with advisory services in the areas of operational excellence and strategic mergers and acquisitions. Jason holds a bachelor’s degree from Clarkson University in Engineering & Management and an MBA from Missouri State University. Randy Dunlap will transition roles to serve as Executive Director, Growth & Strategy to focus on strategic growth efforts across Titan America. After more than a decade as the Florida Business Unit President, Randy has made significant contributions in the development of the business. “I welcome Jason to the Titan America executive leadership team and to the Titan family,” says Bill Zarkalis, President & CEO of Titan America. “Jason’s deep industry experience and expertise will be critical to the growth of our Florida business in the coming months and years. I also would like to express my deep gratitude and admiration to Randy for his years of service to our company, especially the last 11 years in which we worked closely together on our Executive Committee. I’m sure he will continue his track record of success in his new role as our Executive Director, Growth & Strategy.” “I am honored by the opportunity to join the Titan family at this exciting point in the company’s history,” says Jason Morin, President, Florida Business Unit at Titan America. “I look forward to working with Bill, Randy, and the rest of the leadership team in delivering innovative products and solutions to our customers.” Exhibit 99.1

About Titan America SA Titan America is a leading vertically-integrated producer of cement and building materials in the high- growth economic mega-regions of the U.S. East Coast, with operations and leading market positions across Florida, the Mid-Atlantic, and Metro New York/New Jersey. Titan America’s family of company brands includes Essex Cement, Roanoke Cement, Titan Florida, Titan Virginia Ready-Mix, S&W Ready- Mix, Powhatan Ready Mix, Titan Mid-Atlantic Aggregates, and Separation Technologies. Titan America’s operations include cement plants, construction aggregates and sand mines, ready-mix concrete plants, concrete block plants, fly ash production facilities, marine import and rail terminals, and distribution hubs. Forward-Looking Statements This press release may include forward-looking statements. Forward-looking statements are statements regarding or based upon our management’s current intentions, beliefs or expectations relating to, among other things, Titan America’s future results of operations, financial condition, liquidity, prospects, growth, strategies, developments in the industry in which we operate and the proposed offering. In some cases, you can identify forward-looking statements by terminology such as “expect,” “will,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. By their nature, forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results or future events to differ materially from those expressed or implied thereby. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. Forward-looking statements contained in this report regarding trends or current activities should not be taken as a report that such trends or activities will continue in the future. Titan America undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on any such forward-looking statements, which speak only as of the date of this report. The information contained in this report is subject to change without notice. No warranty, express or implied, is made as to the fairness, accuracy, reasonableness or completeness of the information contained herein and no reliance should be placed on it. Contact Philip Ballard, Head of Communications & Public Affairs Email: pballard@titanamerica.com